SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 24, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

On September 10, 2012, the audit committee and board of directors of R.V.B. Holdings Ltd. (the “Company”) approved an amendment of the terms of the current liability insurance policy of the Company’s directors and officers. Pursuant to this amendment, the insurance coverage will be increased from an aggregate amount of US$5 million to an aggregate amount of US$7.5 million, the premium will be increased by approximately US$8,000 (on an annual basis) to an aggregate amount of approximately US$36,000, and the insurance coverage shall be extended to cover E.E.R. Environmental Energy Resources Israel Ltd. (“EER”), the Company’s subsidiary, for the period prior to the acquisition of EER shares by the Company.

Under Section 1B of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000 (the “Regulations”), a transaction with a controlling shareholder who is an officer of the Company will not be required to be approved by the Company’s shareholders as a transaction with a controlling shareholder under the Israeli Companies Law, 1999 (the “Companies Law”) if such transaction is in connection with the terms of an insurance policy, as long as these terms are less or equivalent to the terms of the other officers of the Company, it is on market terms and will not substantially affect the Company’s profitability, assets or obligations.

Under Section 1C of the regulation, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the amendment of the insurance policy terms pursuant to Section 1B; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this announcement. If such objection is received by the Company within such 14 day period, the amendment of the insurance policy terms will require shareholders’ approval pursuant to Section 275 of the Companies Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: September 24, 2012